SAEBO, Inc.



ANNUAL REPORT

2459 Wilkinson Blvd. Ste 120-B

Charlotte, NC 28208

0

https://www.saebo.com/

This Annual Report is dated June 15, 2021.

BUSINESS

Saebo is a leading international provider of stroke and neuro rehabilitation products for the upper and lower extremities. In 2019, we sold over 13,000 products in 44 countries on six continents. Since its founding, Saebo has generated over $44MM in total revenues. The company is established, well-known in the industry, and its award-winning line of products have been proven effective in over 4,000 hospitals and over 100,000 patient homes around the world. The company is approaching cash flow break-even, so your investment will primarily be used to accelerate growth of an established industry leader.

Saebo is different from most of its competitors. They focus on selling expensive ($25,000-250,000), high tech products with sensors and robotics to hospitals. Great products, but there are a limited number of rehab hospitals to sell to, there's lots of competition, and patients can't use these expensive products at home.

While we do sell capital products to hospitals (average sale price of just $10,000), Saebo's main focus is on selling *"affordable, effective, evidence-based" products to patients for use in their homes* as assistive devices or to continue with their rehabilitation. In the US alone, there are over 800,000 new strokes per year, over 600,000 new stroke survivors per year and over

6,000,000 "legacy" stroke survivors from previous years. Saebo has something for all of these survivors – whether it is our free exercise guide (77,656 downloaded worldwide), our free mental practice exercises, or one of our innovative, affordable products, **we can help every single stroke survivor with their recovery.**

Stroke/neuro rehabilitation is a large and growing market that will only increase as the US population ages.

As the #1 cause of long term disability worldwide according to the World Stroke Organization, suffering a stroke can have a devastating impact on quality-of-life, leaving many patients unable to use their hand or leg, and dependent upon others for basic tasks such as dressing or eating.

Based on the latest research demonstrating the brain's innate "cortical plasticity," our innovative products (17 patents to date) help patients "rewire" their brains and regain lost function and mobility.

In the US, our products have been recommended by leading clinicians at each of the Top 10 Rehabilitation Hospitals as ranked by US News & World Reports, and over 2,000 other hospitals nationwide.

Worldwide, our products have been used by an estimated 800,000 patients in over 4,000 hospitals and are currently featured in 14 different stroke rehabilitation textbooks.

With a broad, multi-channel distribution model, we sell our products directly to hospitals, providers, domestic and international distributors, and most importantly patients. In fact, direct-to-patient sales represent the fastest growing segment of our business, and we are proud to offer a 100% money back guarantee on every single product we sell.

In addition to these direct channels, the company also sells products through a range of domestic distributors in the Orthotics and Prosthetics (O&P), Durable Medical Equipment (DME) and Rehabilitation products industries.

Through its wholly owned UK subsidiary, Saebo UK, and through its extensive network of 24 exclusive and non-exclusive dealers the company is currently represented in 38 countries, which accounts for approximately 30% of the company's overall revenue.

Saebo's sophisticated digital marketing platform yields strong organic search rankings and low customer acquisition costs. Our complementary and expanding product line ensures a growing lifetime value of our customers. Finally, product exclusivity and high-touch customer service ensure high gross margins.

The company currently outsources almost all of its manufacturing and administrative/back office functions in order to minimize fixed costs and maximize operational flexibility and customer focus.

Previous Offerings

there have been no offerings prior to the current crowdfunding round

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

2020 Results
The year started with a continuation of the positive trends from the end of 2019 (December 2019 was a record month), with strong direct to patient sales in the US, especially through the on-line shop. With the advent of the COVID-19 pandemic, the vast majority of US rehab facilities that referred patients for products and purchased capital equipment closed temporarily. Further, key international markets in Europe including the UK, Italy, the Netherlands and Germany (combined accounting for over 60% of international sales) all experienced similar facility closures. This resulted in a more than 25% sequential drop in revenue in Q2 '20 compared to Q1, and a 33% drop vs Q2 2019.

In late March, the company took aggressive cost-saving measures including a furlough of 40% of our staff. It took further measures to raise cash including securing a Paycheck Protection Program (PPP) Loan under the CARES Act, an Economic Injury Disaster Loan (EIDL) from the

SBA and "Bounce Back" Loan in the UK through it's wholly-owned UK subsidiary. On the advice of counsel and its accounting firm, the company believes it used the PPP funds only for approved expenses. At the end of 2020, it had not used any of the EIDL or Bounce Back funds.

After the initial decline in revenue in late March/early April, the company's Ecommerce sales rebounded strongly as more patients sought solutions for their rehabilitation at home, since many facilities remained closed. In Q2, International sales and Capital Equipment sales continued to be significantly below Q1 and prior year trends.

By the beginning of Q3, US Direct-to-patient sales were essentially back to pre-COVID levels and above pre-COVID year-over-year growth rates; however, sales of patient and capital products to hospitals and international sales remained significantly behind 2019 levels.

Beginning in July, the company began to again receive orders from its International distributors as Europe was re-opening its economies. We also started to receive some Capital equipment orders and patient referrals from US facilities that were also re-opening. As a result, Q3 2020 revenue was approximately 28% higher than Q2 2020, and within just one percent (1%) of Q3 2019 revenue.

As a result of these very positive revenue trends, we started to bring some of our furloughed employees back in late Q2 and Q3. At the end of 2020, we were back to 84% of our pre-COVID staff level.

The company finished 2020 with net revenue of $3.765MM, down just 11% from 2019 revenue. However, Patient Product revenue actually increased 2% vs. 2019. The bulk of the sales decline was in Capital Product sales, down 29% vs. prior year. However, our Q4 revenue of $1.036MM was actually 2% ahead of Q4 2019 revenue, indicating that the company had returned to pre-pandemic sales levels and with a much lower cost structure.
Because of cost reductions made during the pandemic, total operating costs were $2.688MM, down 15% vs prior year.

For Q4, Operating expenses were a full 18% lower than Q4 '19 at $648K.

As a result, despite $469K less revenue in 2020 vs. 2019, EBITDA actually improved $136K to ($642K). Cash flow was positive for the year due to related parties converting accrued fees to non-interest bearing loans, and a $304K PPP Loan which the company believes should largely be forgiven. As a result, net cash at year end was $174K, up $164K from YE 2019, and the company had access to an additional approximately $100K under its line of credit with CHMG Capital, and had not yet started its Equity Crowdfund on Start Engine.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $174,214.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: CHMG Capital, LLC

Amount Owed: $1,725,000.00

Interest Rate: 0.0%

Maturity Date: January 01, 2030

Due and payable upon the sale of all or substantially all of the assets or stock of Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

Creditor: CHMG Capital, LLC

Amount Owed: $1,119,482.03

Interest Rate: 6.0%

Maturity Date: January 01, 2030

Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

Creditor: CHMG Solutions, LLC

Amount Owed: $1,979,000.00

Interest Rate: 0.0%

Maturity Date: January 01, 2030

Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

Creditor: CHMG Capital, LLC

Amount Owed: $120,456.92

Interest Rate: 0.0%

Maturity Date: January 01, 2030

Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

Creditor: CHMG Capital, LLC

Amount Owed: $37,000.00

Interest Rate: 6.0%

Maturity Date: January 01, 2030

Company, or a recapitalization of Company. Notes (and accrued interest, if applicable) may be prepaid at any time without penalty.

Creditor: Small Business Administration (COVID-19 Economic Injury Disaster Loan)

Amount Owed: $159,900.00

Interest Rate: 3.75%

Maturity Date: June 01, 2050

Principal payments will be repaid monthly after a twelve month payment deferral over the following twenty nine years.

Creditor: First National Bank (COVID-19 SBA Payroll Protection Program Loan)

Amount Owed: $304,600.00

Interest Rate: 1.0%

Maturity Date: April 01, 2022

subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. Principal amounts not forgiven, including accrued interest at 1%, will be repaid after a six month payment deferral over the following eighteen months.

Creditor: First National Bank (COVID-19 SBA Payroll Protection Program Loan)

Amount Owed: $308,120.00

Interest Rate: 1.0%

Maturity Date: February 2, 2026

subject to forgiveness based on using the proceeds for payroll and certain other eligible expenses over a defined period and maintaining staffing levels. Principal amounts not forgiven, including accrued interest at 1%, will be repaid after a six month payment deferral over the following eighteen months.

Creditor: National Westminster Bank (COVID-19 UK Bounce Back Loan)

Amount Owed: $65,000.00

Interest Rate: 2.5%

Maturity Date: June 09, 2026

The length of the loan is 6 years, but can be repaid early without paying a fee. No repayments will be due during the first 12 months. Before your first repayment is due, your lender will contact you about further options to: • extend the term of your loan to 10 years • move to interest-only repayments for a period of 6 months (you can use this option up to 3 times) • pause your repayments for a period of 6 months if you have already made at least 6 repayments (you can use this option once)

Creditor: CHMG Capital, LLC

Amount Owed: $237,127.00

Interest Rate: 6.0%

Revolving Line of Credit with a $300,000 limit - payable upon demand

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Henry B. Hoffman Jr.

Henry B. Hoffman Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder

Dates of Service: June 29, 2004 - Present

Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

Position: President

Dates of Service: October 22, 2020 - Present

Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

Position: Director

Dates of Service: July 01, 2004 - Present

Responsibilities: Oversees new product development and all clinical operations including the company's scientific advisory board and educational curriculum. Responsible for initiating and communicating the company's vision and mission and overseeing the company's intellectual property strategy.

Name: Todd D. Wiebusch

Todd D. Wiebusch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Chairman

Dates of Service: June 29, 2004 - Present

Responsibilities: Assists with corporate strategy, directs the procurement and deployment of financial resources, and oversees the company's management team. Responsible for maximizing the value of the company and ensuring sound corporate governance. Manages the company's overseas expansion and international operations.

Position: Director

Dates of Service: June 29, 2004 - Present

Responsibilities: Charts corporate strategy, directs the procurement and deployment of financial resources, and oversees the company's management team. Responsible for maximizing the value of the company and ensuring sound corporate governance. Manages the company's overseas expansion and international operations.

Other business experience in the past three years:

Employer: CHMG Capital, LLC

Title: CEO

Dates of Service: August 05, 2004 - Present

Responsibilities: Corporate Strategy, Investment Decisions, Management of Senior Personnel of Majority owned portfolio companies. CHMG Capital, LLC is a personal investment vehicle operated by Mr. Wiebusch. CHMG Capital, LLC owns 100% of CHMG Solutions, LLC. CHMG Solutions has 13 employees, including Alan Zdyb. Saebo pays CHMG Solutions a fee (at cost) for outsourced billing, collection, accounting, IT and other admin services.

Other business experience in the past three years:

Employer: Courage Ventures Funds, Oy

Title: Partner

Dates of Service: August 01, 2016 - Present

Responsibilities: Assist with making Venture Capital investments in Finnish digital health and wellness companies that aspire to enter the US market

Name: Christopher L. Klett

Christopher L. Klett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: January 15, 2020 - Present

Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

Position: Secretary

Dates of Service: January 01, 2015 - Present

Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

Position: Director

Dates of Service: January 15, 2020 - Present

Responsibilities: Oversees all aspects of the company's domestic operations: strategic and financial planning, legal and compliance review, and development and implementation of the company's marketing and sales initiatives. Directs all back office functions including supply chain management, order fulfillment, management information systems, accounting, and human resources.

Name: Alan J. Zdyb

Alan J. Zdyb's current primary role is with CHMG Solutions, LLC. Alan J. Zdyb currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July 01, 2010 - Present

Responsibilities: Voting member of board of directors responsible for controlling the company according to company Bylaws. In his role as VP of Finance for CHMG Solutions, which provides fully outsourced accounting and financial services to the Company, he oversees all aspects of Saebo's finance, accounting, billing and collections functions.

Other business experience in the past three years:

Employer: CHMG Solutions, LLC

Title: VP of Finance

Dates of Service: November 26, 2001 - Present

Responsibilities: Oversees all areas of Finance, Accounting, Accounts Payable, Billing, Collections and IT services for CHMG Solutions and the outsourced services it provides to third party clients, including Saebo. Alan receives 100% of his salary from CHMG Solutions, but spends about 25% of his time on Saebo-related issues/topics.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 1,015,873

Percent of class: 65.62

Title of class: Series B Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 763,170

Percent of class: 65.62

Title of class: Series C Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 1,143,712

Percent of class: 65.62

Title of class: Series D Preferred Shares

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 9,197,296

Percent of class: 65.62

Title of class: Common Stock

Stockholder Name: Todd D. Wiebusch

Amount and nature of Beneficial ownership: 1,847,287

Percent of class: 65.62

RELATED PARTY TRANSACTIONS

Name of Entity: The Dye Stuff Space, LLC

Names of 20% owners: Todd D. Wiebusch

Relationship to Company: Sister company under the common ownership of Saebo's majority investor

Nature / amount of interest in the transaction: The Company's office space is leased at market rates from The DyeStuff Space, LLC ("DyeStuff"), a Company related through common ownership. The total lease expenses to DyeStuff were $70,400 and $ 34,600 for the years ended December 31, 2019 and 2018 (2018 was a partial year), respectively. These amounts are included in general and administrative expenses in the accompanying statements of operations and members' equity. The total amount due to DyeStuff under the office lease and for pass through costs at December 31, 2019 and 2018 was $6,000 and $0, respectively.

Material Terms: Lease terminates 8/30/23

Name of Entity: CHMG Solutions, LLC

Names of 20% owners: Todd D.Wiebusch

Relationship to Company: Related through common ownership greater than 20%

Nature / amount of interest in the transaction: The Company has retained CHMG Solutions, LLC ("CHMG"), a company related through common ownership, to provide various outsourced administrative, financial and management services, including, but not limited to, finance, accounting, accounts payable, information technology, and billing and collections services. The services are provided to the Company at CHMG's cost. The total fee expenses due to CHMG were $324,000 for the years ended December 31, 2019 and 2018, respectively. These amounts are included in general and administrative expenses in the Company's statements of operations and stockholders' equity. To conserve the Company's cash, CHMG agreed to convert fees incurred in 2018 and 2019 to notes payable. The notes payable do not accrue interest. The total amounts due under these non-interest bearing notes payable at December 31, 2019 and 2018 were $1,655,000 and $1,331,000, respectively.

Material Terms: The notes do not accrue interest and are due and payable upon the sale of all or substantially all of the assets or stock of the Company. Notes may be prepaid at any time without penalty.

Name of Entity: CHMG Capital, LLC

Names of 20% owners: Todd D. Wiebusch

Relationship to Company: Sister company under common ownership

Nature / amount of interest in the transaction: CHMG Capital, LLC, provides executive consulting services to the Company regarding strategy, cash management, sales and marketing, among other areas. The total consulting services expenses were $150,000 for the years ended December 31, 2019 and 2018, respectively. These amounts are included in general and administrative expenses in the Company's statements of operations and stockholders' equity. To conserve the Company's cash, these amounts were converted to notes payable. The notes payable do not accrue interest. The total amounts due for consulting services at December 31, 2019 and 2018 were $1,575,000 and $1,425,000, respectively. Since 2014, the Company has also borrowed $1,032,482.03 in cash from CHMG Capital for working capital and various growth hires - e.g. Director of International Sales, Director of Digital Marketing and Director of Clinical Services, as well as to invest in various advertising, sales and marketing initiatives - e.g. Hubspot conversion, google, Facebook and other ad spending, and marketing consultants. Interest accrues at 6% on this cash loan. The Company owes CHMG Capital $120,456.92 in unpaid fees from the period before 12/31/14. Interest does not accrue on this note. The company owes $37,000 to CHMG Capital for a loan amount outstanding as of 12/31/17. Interest on this note accrues at 6% per annum. Finally, CHMG Capital has established a Line of Credit to Company in the amount of $300,000 for short term working capital purposes. As of September 30, 2020, there was $245,000 outstanding on the line of credit.

Material Terms: All amounts are due and payable upon the sale of all or substantially all of the assets or stock of the Company. Amounts outstanding may be prepaid at any time without penalty.

OUR SECURITIES

Our authorized capital stock consists of 21,145,517 shares of common stock, par value $0.00 per share. As of December 31, 2020, _9,791,438 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

• Series A Preferred Shares
Voting rights: One vote per share (based on the number of common shares granted upon conversion from preferred to common).
Amount Authorized: 1120000
Amount Outstanding: 1015873
Other Material Rights:
Key Material Rights
Please refer to Exhibit F of the Offering Memorandum for further details.
• Distribution rights and preferences
- Covered by Liquidation/Dividend/Redemption/Conversion/Right of First Refusal.
• Liquidation rights and preferences
- Liquidation preferences over Common Stock. The amount to be paid is the Original Issue Price

of the shares plus any accrued but unpaid dividends. Series A holders hold liquidation preference over other preferred shares and Common Stock.
• Dividend rights
- Entitled to dividends at an interest rate of 5%. Payable when declared by the Board or on liquidation/dissolution/redemption of Series A Preferred Stock.
• Right of first refusal
• Drag Along/Tag Along
- At least 2/3rds of the outstanding Preferred Shares, voting together as a single class, are required for a merger/consolidation/exchange of shares with another entity, or to sell/lease/license/or transfer all or substantially all of the corporation's assets.
• Redemption Rights
- At the option of the Electing Holders, the corporation must redeem the outstanding Preferred Shares by paying cash for each Series A share in the amount of the Series A redemption price.
• Voting Rights
- Except as provided, Preferred Holders will be entitled to the number of votes equal to the number of Common Shares each Preferred Share could convert into. Preferred Holders will vote together with Common Stock holders, except as otherwise provided, as a single class.
- Preferred Holders will vote as a separate class for the election of 3/5 of the company's directors and in relation to the Preferred Stock Protective Provisions.
• Conversion Rights
- Preferred Stock will convert into Common Stock. The conversion rate is calculated by dividing the Original Price by the Conversion Price, determined at the time of conversion. Preferred Stock is automatically converted on a Liquidation Event/IPO/election of preferred shareholders.
- No fractional conversions are allowed, only conversions into full shares.
• Anti-Dilution Rights
- Shares are entitled to preemptive rights as per the Investor Rights Agreement.
• Mandatory Conversion Rights
- Mandatory conversion to Common Shares at the applicable Conversion Price occurs on a Qualified IPO/merger/sale of substantially all assets, or upon election of the majority of the holders.
• Protective Provisions
- As long as 50% of the Preferred Shares remain outstanding, at least two-thirds of Preferred Shareholders must consent to: 1) altering rights of Preferred Stock; 2) altering amount of Preferred Stock; 3) authorize a new class of stock; 4) reclassify Common Stock; 5) Alter Articles or Bylaws in a way that adversely affects the Preferred Stock; 6) Pay dividends (other than to Preferred Stock); 7) Merge/Exchange shares with another entity; 8) Wind down event/Change of Control event; 9) Liquidation event; 10) Initial Public Offering of securities with a value less than $20M and $3 per Common Share); 11) Change size of Board of Directors from 5 directors; 12) Create employee Stock Option Plan.
• Election of Directors Rights
- Holders of Preferred Stock, voting as a single class, will be entitled to elect 3 directors via majority vote of the Preferred Shares.
• No Reissuance Rights
- No Preferred Share or Preferred Shares acquired by the corporation will be reissued. It must be cancelled and returned to the shares of undersigned Preferred Stock.

• Series B Preferred Shares
Voting rights: One vote per share (based on the number of common shares granted upon

conversion from preferred to common).
Amount Authorized: 763170
Amount Outstanding: 763170
Other Material Rights:
Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

• Series C Preferred Shares
Voting rights: One vote per share (based on the number of common shares granted upon conversion from preferred to common).
Amount Authorized: 1160998
Amount Outstanding: 1160998
Other Material Rights:
Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

• Series D Preferred Shares
Voting rights: One vote per share (based on the number of common shares granted upon conversion from preferred to common).
Amount Authorized: 9197296
Amount Outstanding: 9197296
Other Material Rights:
Please refer to Exhibit F of the Offering Memorandum for further details. Series A - D Preferred Stock operates on a parri passu basis for material rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health care and/or rehabilitation industry. However, that may never happen or it may happen at a price that results in you losing part or all of your money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that some of the products we have in development may never be an operational product or that the product may never be offered for sale. It is possible that the failure to release any product may be the result of a change in the Company's business model, focus, strategies or tactics upon the Company's making a determination that the continuation of the Company's business model, focus, strategies or tactics, or some other factor, may not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the development of future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company (the "President"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in Company management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based in part on an assumption that with an increased product development budget, and an increased advertising and marketing budget, we will be able to develop more products, and that these products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies around the world who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Saebo, Inc. was formed on 6/29/2004. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may use a disproportionate amount of the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may use a disproportionate amount of the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our future success depends on the efforts of key personnel and consultants, especially our Co-founder, Director, and President, Henry Hoffman, our Executive Chairman and Director, Todd Wiebusch, and our Chief Operating Officer and Director, Christopher Klett. Although the company currently maintains key man life insurance policies on the aforementioned individuals, there is no guarantee that the amount of coverage would be sufficient to fully offset the financial impact to the company of losing one of these key employees. Further, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate, attract or retain qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee to replace them. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

With a significant e-commerce presence and digital marketing program that operates over the internet, we may be vulnerable to hackers who may access the data of our customers, suppliers, partners and/or investors. Further, any significant disruption to the operations of Saebo. or in its computer systems could reduce the company's sales, increase expenses to remedy any cyber attack(s) and result in a loss of revenue. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Saebo, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Product Liability

The nature of our products means there is a risk we will face product liability lawsuits. We sell products that are considered medical devices and are used by patients in both clinical and home settings. Based on the classifications of our products and the settings in which they are used, the company may be at risk for potential product liability lawsuits. If our products are shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt the company, which would significantly reduce the value of your investment.

As a result of government regulation, we may be unable to market one or more of our devices in the United States in the future for the indications for which they were designed.

Our devices have been marketed in the United States based upon existing FDA classifications and 510k clearances for specific indications. Future adverse decisions by the FDA may impact our marketing efforts for current products, and/or products currently in development, and/or products which may be placed in development in the future.

If our products fail to perform as expected, we may have to recall them and our ability to develop, market and sell our products could be harmed.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. There can be no assurances that we will not be required to recall any products in the future. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Manufacturing and selling our products internationally may present risks.

Certain components of our products are manufactured internationally, and specifically in China. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak in China may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We are subject to changes in foreign currency exchange rates.

Some of our products are manufactured in China and some are sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the United States, European Union and elsewhere, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996 (HIPAA), the Health Information Technology for Economic and Clinical Health Act (HITECH), the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software solutions. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software solutions and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software solutions. Further, our software solutions may be the target of malicious attacks seeking to identify and exploit weaknesses. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks, through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our software solutions may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, failure could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to maintain business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. Our software solutions store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software solutions are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

COVID-19

In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

SAEBO, Inc.

By   /s/ *Todd D. Wiebusch*

      Name: Todd D. Wiebusch

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Saebo, Inc
Year vs Year Income Statement
For the Twelve Months Ending Thursday, December 31, 2020

	2020	2019	Variance	Variance %
Total SaeboFlex & SaeboReach Units	454.00	569.00	(115.00)	(0.20)
Total SaeboStretch Units	5,235.00	5,606.00	(371.00)	(0.07)
Total Treatment Kit Units	27.00	45.00	(18.00)	(0.40)
Total MAS Units	80.00	123.00	(43.00)	(0.35)
Total Myo Trac Infiniti Units	13.00	21.00	(8.00)	(0.38)
Total Saebo ReJoyce Units	7.00	18.00	(11.00)	(0.61)
Total Saebo Aviva Stim Units	11.00	49.00	(38.00)	(0.78)
Total Saebo Glove Units	2,138.00	2,187.00	(49.00)	(0.02)
Total MASMini Units	128.00	180.00	(52.00)	(0.29)
Total SaeboStim Micro Units	509.00	436.00	73.00	0.17
Total SaeboStep Units	4,118.00	3,691.00	427.00	0.12
Total SaeboVR Units	7.00	9.00	(2.00)	(0.22)
Total SaeboStim One Units	1,240.00	714.00	526.00	0.74
Total SaeboStimPro Units	381.00	0.00	381.00	0.00
TOTAL UNITS	**14,348.00**	**13,648.00**	**700.00**	**0.05**
NET REVENUE				
SaeboFlex & SaeboReach	331,251.42	412,734.44	(81,483.02)	(0.20)
SaeboStretch	741,295.83	775,643.91	(34,348.08)	(0.04)
SaeboAviva Stim	1,934.64	9,292.50	(7,357.86)	(0.79)
SaeboGlove	530,439.35	537,923.76	(7,484.41)	(0.01)
SaeboStim Micro	144,266.73	154,848.79	(10,582.06)	(0.07)
SaeboStep	534,557.93	471,149.74	63,408.19	0.13
SaeboStim One	145,290.63	73,084.47	72,206.16	0.99
SaeboStim Pro	42,933.46	0.00	42,933.46	0.00
Patient Products	**2,471,969.99**	**2,434,677.61**	**37,292.38**	**0.02**
Treatment Kits	233,453.64	288,168.94	(54,715.30)	(0.19)
MAS	484,500.24	702,394.74	(217,894.50)	(0.31)
Myo Trac Infiniti	61,190.30	89,311.82	(28,121.52)	(0.31)
ReJoyce	86,960.23	173,759.30	(86,799.07)	(0.50)
MASMini	314,978.73	398,895.37	(83,916.64)	(0.21)
SaeboVR	49,878.81	84,931.07	(35,052.26)	(0.41)
Capital Equipment	**1,230,961.95**	**1,737,461.24**	**(506,499.29)**	**(0.29)**
GME	59,801.02	75,307.04	(15,506.02)	(0.21)
CEU	14,149.00	18,056.94	(3,907.94)	(0.22)
Bad Debt Allowance	(12,190.05)	(31,677.41)	19,487.36	(0.62)

Total Net Revenue	**3,764,691.91**	**4,233,825.42**	**(469,133.51)**	**(0.11)**
COST OF GOODS SOLD				
SaeboFlex & SaeboReach	180,307.49	106,137.32	74,170.17	0.70
SaeboStretch	243,387.31	279,792.84	(36,405.53)	(0.13)
SaeboAviva Stim	6,353.74	5,215.48	1,138.26	0.22
SaeboGlove	170,615.71	148,965.37	21,650.34	0.15
SaeboStim Micro	83,730.09	141,838.55	(58,108.46)	(0.41)
SaeboStep	330,159.75	226,263.41	103,896.34	0.46
SaeboStim One	61,901.73	42,161.61	19,740.12	0.47
SaeboStim Pro	44,611.70	0.00	44,611.70	0.00
Patient Products	**1,121,067.52**	**950,374.58**	**170,692.94**	**0.18**
Treatment Kits	60,982.60	151,468.41	(90,485.81)	(0.60)
MAS	132,198.69	250,841.27	(118,642.58)	(0.47)
Myo Trac Infiniti	43,887.58	20,779.57	23,108.01	1.11
Saebo ReJoyce	24,872.86	111,017.99	(86,145.13)	(0.78)
MASMini	151,732.00	205,192.00	(53,460.00)	(0.26)
SaeboVR	24,646.03	38,027.24	(13,381.21)	(0.35)
Capital Equipment	**438,319.76**	**777,326.48**	**(339,006.72)**	**(0.44)**
GME	42,232.66	24,970.76	17,261.90	0.69
CEU	0.00	0.00	0.00	0.00
Freight Income	(87,158.41)	(106,623.90)	19,465.49	(0.18)
Freight Expense	204,413.62	204,158.85	254.77	0.00
Freight, net	117,255.21	97,534.95	19,720.26	0.20
Total Cost of Goods Sold	**1,718,875.15**	**1,850,206.77**	**(131,331.62)**	**(0.07)**
GROSS PROFIT				
SaeboFlex & SaeboReach	150,943.93	306,597.12	(155,653.19)	(0.51)
SaeboStretch	497,908.52	495,851.07	2,057.45	0.00
SaeboAvia Stim	(4,419.10)	4,077.02	(8,496.12)	(2.08)
Saebo Glove	359,823.64	388,958.39	(29,134.75)	(0.07)
SaeboStim Micro	60,536.64	13,010.24	47,526.40	3.65
SaeboStep	204,398.18	244,886.33	(40,488.15)	(0.17)
SaeboStim One	83,388.90	30,922.86	52,466.04	1.70
SaeboStim Pro	(1,678.24)	0.00	(1,678.24)	0.00
Patient Products	**1,350,902.47**	**1,484,303.03**	**(133,400.56)**	**(0.09)**
Treatment Kits	172,471.04	136,700.53	35,770.51	0.26
MAS	352,301.55	451,553.47	(99,251.92)	(0.22)
Myo Trac Infiniti	17,302.72	68,532.25	(51,229.53)	(0.75)
Saebo ReJoyce	62,087.37	62,741.31	(653.94)	(0.01)
MASMini	163,246.73	193,703.37	(30,456.64)	(0.16)

SaeboVR	25,232.78	46,903.83	(21,671.05)	(0.46)
Capital Equipment	**792,642.19**	**960,134.76**	**(167,492.57)**	**(0.17)**
GME	17,568.36	50,336.28	(32,767.92)	(0.65)
CEU	14,149.00	18,056.94	(3,907.94)	(0.22)
Freight, net	(117,255.21)	(97,534.95)	(19,720.26)	0.20
Bad Debt Allowance	(12,190.05)	(31,677.41)	19,487.36	(0.62)
Total Gross Profit	**2,045,816.76**	**2,383,618.65**	**(337,801.89)**	**(0.14)**
Gross Profit %	**54.34%**	**56.30%**	**(1.96%)**	**(3.48%)**

OPERATING EXPENSES

Salaries & Benefits

Administrative Salaries & Benefits	84,011.24	172,286.96	(88,275.72)	(0.51)
Direct Cost Not Allocated to COS	73,840.86	131,426.31	(57,585.45)	(0.44)
Marketing Salaries & Benefits	108,863.62	102,269.23	6,594.39	0.06
Sales Salaries & Benefits	397,166.80	650,007.57	(252,840.77)	(0.39)
International Sales Salaries & Benefits	80,683.09	88,565.45	(7,882.36)	(0.09)
Clinical Operations Salaries & Benefits	113,662.25	101,492.08	12,170.17	0.12
Executive Salaries & Benefits	327,438.13	325,156.42	2,281.71	0.01
Total Salaries & Benefits	**1,185,665.99**	**1,571,204.02**	**(385,538.03)**	**(0.25)**

SG&A Expenses

Travel & Entertainment - Sales	0.00	3,622.04	(3,622.04)	(1.00)
Travel & Entertainment - International Sales	7,923.96	37,564.13	(29,640.17)	(0.79)
Travel & Entertainment - Executive	14,236.00	23,563.80	(9,327.80)	(0.40)
Travel & Entertainment - Other	5,411.98	3,843.52	1,568.46	0.41
Travel & Entertainment - Inpatient	0.00	0.00	0.00	0.00
Conventions and Tradeshows	220.20	18,883.60	(18,663.40)	(0.99)
Advertising	173,358.26	99,586.77	73,771.49	0.74
Promotions	501.52	162.83	338.69	2.08
Commissions	0.00	0.00	0.00	0.00
Shipping Expense - Trial & Demo	36,725.97	81,822.38	(45,096.41)	(0.55)
Training - Travel, etc.	5,821.79	18,593.32	(12,771.53)	(0.69)
Training - Instructor Fees	16,207.50	23,890.27	(7,682.77)	(0.32)
Training - CEU Manuals	6,411.28	4,238.14	2,173.14	0.51
Training - Shipping	0.00	0.00	0.00	0.00
Patents and Trademarks	17,724.00	14,676.42	3,047.58	0.21
Research and Development	4,241.64	2,596.63	1,645.01	0.63
Selling, Training, & New Product	**288,784.10**	**333,043.85**	**(44,259.75)**	**(0.13)**
General Insurance	45,020.85	48,607.89	(3,587.04)	(0.07)
Health Insurance	111,058.74	132,085.05	(21,026.31)	(0.16)
Contracted Services	154,411.67	139,143.08	15,268.59	0.11

Marketing Contracted Services	74,988.64	59,851.76	15,136.88	0.25
Outsourcing Services	324,000.00	324,000.00	0.00	0.00
Rent	142,392.65	129,547.93	12,844.72	0.10
HR Services	6,086.09	7,459.23	(1,373.14)	(0.18)
Travel & Entertainment - Administrative	60.50	621.16	(560.66)	(0.90)
Moving	0.00	0.00	0.00	0.00
Other Employee Benefits	360.45	2,003.49	(1,643.04)	(0.82)
Professional Services	31,089.50	20,908.00	10,181.50	0.49
Meetings	0.00	0.00	0.00	0.00
Office Supplies	6,179.01	13,019.91	(6,840.90)	(0.53)
Warehouse Supplies	0.00	0.00	0.00	0.00
Telephone, Data and Cellphones	25,071.28	27,635.01	(2,563.73)	(0.09)
Internet and Website	32,444.40	23,659.07	8,785.33	0.37
Utilities	6,464.82	6,639.34	(174.52)	(0.03)
Equipment and Maintenance	21,058.90	27,606.64	(6,547.74)	(0.24)
Software and Maintenance	110,364.74	185,412.10	(75,047.36)	(0.40)
Postage	324.13	1,187.82	(863.69)	(0.73)
Printing	364.65	1,735.04	(1,370.39)	(0.79)
Dues and Subscriptions	12,252.79	9,615.79	2,637.00	0.27
Recruiting	990.71	409.00	581.71	1.42
Taxes	4,179.28	1,650.52	2,528.76	1.53
Shipping Expense - Other	3,233.49	4,738.63	(1,505.14)	(0.32)
Licenses and Fees	(50.00)	100.00	(150.00)	(1.50)
Fines and Penalties	3,623.86	2,345.10	1,278.76	0.55
Finance and Bank Fees	72,866.35	62,344.45	10,521.90	0.17
(Gain)/Loss on Currency	2,747.09	187.85	2,559.24	13.62
Credit Card Fees Vendor Payments	21,563.26	24,816.61	(3,253.35)	(0.13)
Miscellaneous	(0.38)	278.27	(278.65)	(1.00)
General & Administration	**1,213,147.47**	**1,257,608.74**	**(44,461.27)**	**(0.04)**
Total SG&A Expenses	**1,501,931.57**	**1,590,652.59**	**(88,721.02)**	**(0.06)**
Total Operating Expenses	**2,687,597.56**	**3,161,856.61**	**(474,259.05)**	**(0.15)**
EBITDA	**(641,780.80)**	**(778,237.96)**	**136,457.16**	**(0.18)**
EBITDA %	**(17.05%)**	**(18.38%)**	**1.33%**	**(7.24%)**
NON-OPERATING EXPENSES				
Depreciation	16,959.72	18,918.60	(1,958.88)	(0.10)
Amortization	0.00	0.00	0.00	0.00
(Gain)/Loss on Sales	0.00	0.00	0.00	0.00
Interest Expense Related Party	(16,804.55)	98,204.30	(115,008.85)	(1.17)
Interest Expense	5,412.66	0.00	5,412.66	0.00
Preferred Returns	286,903.62	286,104.81	798.81	0.00
Management Fees	75,000.00	75,000.00	0.00	0.00
Patents and Trademarks	0.00	0.00	0.00	0.00
Other Income	0.00	(3,296.39)	3,296.39	(1.00)

Business Valuation	0.00	0.00	0.00	0.00
Income Tax	0.00	428.00	(428.00)	(1.00)
Prior Period Adjustments	0.00	0.00	0.00	0.00
Total Non-Operating Expense	**367,471.45**	**475,359.32**	**(107,887.87)**	**(0.23)**
Net Income/(Loss)	**(1,009,252.25)**	**(1,253,597.28)**	**244,345.03**	**(0.19)**


Saebo, Inc

Year vs Year Balance Sheet

Thursday, December 31, 2020


	Actual Dec 2020	Actual Dec 2019	Variance
ASSETS			
CURRENT ASSETS			
1(Cash	174,214.04	10,638.42	163,575.62
1: Accounts Receivable	384,826.86	418,426.11	(33,599.25)
1: Less: Allowance for Doubtful Accounts	24,661.99	22,863.96	1,798.03
Net Accounts Receivable	360,164.87	395,562.15	(35,397.28)
1: Inventory	918,718.19	953,360.10	(34,641.91)
1: Prepaid Expenses	44,064.58	29,229.51	14,835.07
1: Other Current Receivables	0.00	0.00	0.00
Total Current Assets	1,497,161.68	1,388,790.18	108,371.50
PROPERTY AND EQUIPMENT			
1(Leasehold Improvements	1,687.85	1,687.85	0.00
1(Machinery And Equipment	189,682.36	190,460.52	(778.16)
1(Furniture And Fixtures	4,149.34	4,149.34	0.00
1(Computer Equipment And Software	35,628.74	41,434.15	(5,805.41)
1(Assets Under Capital Lease	0.00	0.00	0.00
1(Leased Equipment to Customers	8,610.00	10,045.00	(1,435.00)
1(Less: Accumulated Depreciation	217,312.32	211,335.69	5,976.63
Net Property and Equipment	22,445.97	36,441.17	(13,995.20)
GOODWILL AND INTELLECTUAL PROPERTY			
1(Net Goodwill And Intellectual Property	0.00	0.00	0.00
LONG TERM ASSETS			
1: Due To/From Saebo UK Limited	950,418.20	971,037.17	(20,618.97)
1: Other Assets	25,000.00	25,000.00	0.00
1(Security Deposits	10,128.71	9,228.71	900.00
Total Long Term Assets	985,546.91	1,005,265.88	(19,718.97)
TOTAL ASSETS	2,505,154.56	2,430,497.23	74,657.33
LIABILITIES AND PARTNER'S CAPITAL			
CURRENT LIABILITIES			
2: Accounts Payable	418,590.54	786,771.17	(368,180.63)
2: Accrued Liabilities	98,656.94	116,326.25	(17,669.31)
2: Accrued Payroll And Related Taxes Payable	79,993.00	111,372.10	(31,379.10)

2: Other Current Liabililites		464,500.00	0.00	464,500.00
Total Current Liabilities		**1,061,740.48**	**1,014,469.52**	**47,270.96**
LONG TERM LIABILITIES				
2: Accrued Preferred Return		2,647,201.71	2,360,298.09	286,903.62
2: Accrued Interest Related Party		258,063.49	274,868.04	(16,804.55)
2: Accrued Interest		5,412.66	0.00	5,412.66
2: Note Payable-T Wiebusch Consulting Fees		1,725,000.00	1,575,000.00	150,000.00
2: Note Payable-Wiebusch Capital		1,119,482.03	1,032,482.03	87,000.00
2: Note Payable-CHMG Solutions		1,979,000.00	1,655,000.00	324,000.00
2: Note Payable-CHMG Capital		120,456.92	120,456.92	0.00
2: Note Payable-PHC Building		0.00	37,000.00	(37,000.00)
2: Line of Credit-CHMG Capital		237,126.89	0.00	237,126.89
2: Other Long Term Liabilities		0.00	0.00	0.00
Total Long Term Liabilities		**8,091,743.70**	**7,055,105.08**	**1,036,638.62**
PARTNER'S CAPITAL				
3: Paid In Capital		5,921,436.19	5,921,436.19	0.00
3(Retained Earnings		(11,560,513.56)	(10,306,916.28)	(1,253,597.28)
Current Year Income/(Loss)		(1,009,252.25)	(1,253,597.28)	244,345.03
Total Partner's Capital		**(6,648,329.62)**	**(5,639,077.37)**	**(1,009,252.25)**
TOTAL LIABILITIES AND PARTNER'S CAPITAL		**2,505,154.56**	**2,430,497.23**	**74,657.33**

CERTIFICATION

      I, Todd D. Wiebusch, Principal Executive Officer of SAEBO, Inc., hereby certify that the financial statements of SAEBO, Inc. included in this Report are true and complete in all material respects.

Todd D. Wiebusch

Principal Executive Officer